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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                               (Amendment No. 2)*


                   Under the Securities Exchange Act of 1934




                             CHASE INDUSTRIES INC.

                                (Name of Issuer)




                         COMMON STOCK, $0.01 PAR VALUE

                         (Title of Class of Securities)




                                   161568100

                                 (CUSIP Number)


                                February 17, 1999

            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
CUSIP NO.                                                                                                   161568 100
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   1     Name of Reporting Person                                                                     Martin V. Alonzo
         I.R.S. Identification No. of above person (entities only)
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   2     Check the appropriate box if a member of a group (See Instructions)                                   (a) [ ]
                                                                                                               (b) [ ]
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   3     SEC use only
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   4     Citizenship or Place of Organization                                                            United States
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                                     5        Sole Voting Power                                             1,556,606*
   Number of Shares Beneficially     ----------------------------------------------------------------------------------
                                     6        Shared Voting Power                                                    0
      Owned by Each Reporting        ----------------------------------------------------------------------------------
                                     7        Sole Dispositive Power                                        1,556,606*
            Person With              ----------------------------------------------------------------------------------
                                     8        Shared Dispositive Power                                               0
                                     ----------------------------------------------------------------------------------
   9     Aggregate Amount Beneficially Owned by each Reporting Person (1)                                   1,556,606*
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  10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares                                          [ ]
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  11     Percent of Class Represented by Amount in Row (9)                                                      10.2 %
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  12     Type of Reporting Person (See Instructions)                                                                IN
-----------------------------------------------------------------------------------------------------------------------

* This amount includes 460,762 shares subject to employee stock options that are currently exercisable or will be exercisable within 60 days of the date of this Statement.


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This Amendment No. 2 to Schedule 13G amends and restates the cover page and
Item 4 to reflect changes in beneficial ownership that occurred during 1999 resulting from (i) the vesting of stock options in accordance with their terms and (ii) transfers by gift effected by the reporting person.

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned:  1,556,606 shares.*

         (b)      Percent of Class: 10.2%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:  1,556,606
                        shares*

                  (ii)  Shared power to vote or to direct the vote:  0 shares

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,556,606 shares*

                  (iv)  Shared power to vote or to direct the disposition of:
                        0 shares

                  * This amount includes 455,762 shares subject to employee stock options that are currently exercisable or will be exercisable within 60 days of the date of this Statement.


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2000               MARTIN V. ALONZO



                                        By: /s/ TODD SLATER
                                            ----------------------------------
                                            Todd Slater,
                                            Attorney-in-Fact*


*Power of Attorney previously filed with Amendment No. 1 to this Schedule 13G.


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